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                              October 19, 2022

       Dato    Sri Liew Kok Leong
       Chief Executive Officer
       ARB IOT Group Ltd
       No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2
       Kuala Lumpur Sentral, 50470 Kuala Lumpur
       Malaysia

                                                        Re: ARB IOT Group Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed September 30,
2022
                                                            File No. 333-267697

       Dear Dato    Sri Liew Kok Leong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2022 letter.

       Registration Statement on Form F-1

       Notes to the Audited Financial Statements for the Year Ended 30 June
2022
       Note 24. Business Combinations, page F-35

   1. We note that you have revised your financial statements to recognize intangible assets in response to prior
comment 4. In addition, we note other adjustments made to
                                                        administrative expenses
and to non-controlling interest for the year ended December 31,
                                                        2021. Please revise to
label the prior period financial statements as restated and include the disclosures
required by paragraph 49 of IAS 8.
 Dato    Sri Liew Kok Leong
FirstName LastName
ARB IOT Group    Ltd Dato    Sri Liew Kok Leong
Comapany
October 19,NameARB
            2022      IOT Group Ltd
October
Page 2 19, 2022 Page 2
FirstName LastName
       You may contact Melissa Walsh, Senior Staff Accountant, at 202-551-3224 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at 202-551-5997 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Kevin (Qixiang) Sun, Esq.